Management's Discussion and Analysis

For the three and six months ended June 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated August 7, 2008, should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the three and six months ended June 30, 2008 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2007. Amounts are presented in Canadian dollars unless otherwise stated. The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (‘‘GAAP”) in Canada.

This document contains forward-looking statements, non-GAAP measures and disclosures of barrels of oil equivalent volumes. Readers are referred to the “Advisories” heading in this document concerning such matters.

In this document “funds flow from operations”, “funds flow from operations per share - diluted”, “netback” and “net debt”, collectively the “Non-GAAP measures”, are presented as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. Funds flow from operations excludes the impacts of non-commodity financial derivatives among other items. Certain comparative figures have been reclassified to conform to the current years presentation.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects. Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp. (“MGM Energy”) in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy in its portfolio of Strategic Investments.

Paramount’s operations are divided into three business segments, established by management to assist in allocating resources, assessing operating performance and achieving long-term strategic objectives: i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount’s Principal Properties are divided into four Corporate Operating Units (“COUs”) as follows:

▪

Kaybob consisting of properties in West Central Alberta;

▪

Grande Prairie consisting of properties in Central Alberta;

▪

Northern consisting of properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

▪

Southern consisting of properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, sales, or future revenue generation.

The Corporate segment is comprised of income and expense items, including general and administrative expense and interest expense, that have not been specifically allocated to Principal Properties or Strategic Investments.

Second Quarter 2008 Highlights
	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
($ millions, except as noted)

Financial
Net (loss) earnings	(31.9)	671.0	(69.9)	654.9
per share - basic ($/share)	(0.47)	9.46	(1.03)	9.24
per share - diluted ($/share)	(0.47)	9.34	(1.03)	9.15

Funds flow from operations	46.3	18.0	70.5	56.0
per share - diluted ($/share)	0.68	0.25	1.04	0.78

Petroleum and natural gas sales	102.9	80.9	179.9	159.7

Total assets			1,193.6	1,897.6

Long-term debt			93.8	380.2

Net debt			48.0	(145.4)

Operational

Sales volumes
Natural gas (MMcf/d)	67.7	89.5	66.7	87.3
Oil and NGLs (Bbl/d)	3,611	3,561	3,711	3,598
Total (Boe/d)	14,895	18,480	14,835	18,129

Average realized price
Natural gas ($/Mcf)	10.54	7.35	9.13	7.53
Oil and NGLs ($/Bbl)	115.55	64.66	102.14	62.74

Wells drilled (net)	4	1	20	83

Second Quarter Overview

▪

Funds flow from operations increased by 157 percent to $46.3 million from the prior year comparable quarter due to higher realized commodity prices and lower interest expense, partially offset by higher payments on commodity contract settlements.

▪

The Company reported a net loss of $31.9 million in the second quarter of 2008 compared to net earnings of $671.0 million in 2007. Current quarter pre-tax earnings included $66.7 million of mark-to-market losses on commodity contracts and stock based compensation charges. Prior year net earnings included gains on the disposition of shares of North American Oil Sands Corporation (“North American”) and properties in the Surmont area.

Principal Properties

▪

Netback increased by $26.1 million to $67.8 million, largely due to higher realized commodity prices and lower operating expenses.

▪

Received regulatory approval to drill up to 4 wells per section on 62 sections of land in Kaybob and added approximately $20 million to Kaybob’s 2008 capital budget to drill an additional 11 (6.1 net) wells.

▪

Initiated process for the potential disposition of several Northern properties.

▪

Continued to dispose of non-core assets.

Strategic Investments

▪

Purchased $5.1 million of additional lands.

▪

Continued participation in Trilogy’s dividend reinvestment plan, increasing ownership to 21.4 percent as of June 30, 2008

Corporate

▪

Interest and financing charges decreased to $2.4 million from $14.4 million in the second quarter of 2007.

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as noted)	2008	2007	2008	2007

Cash flow from operating activities	40.5	39.8	73.6	69.0
Change in non-cash working capital	5.8	(21.8)	(3.1)	(13.0)
Funds flow from operations	46.3	18.0	70.5	56.0
Funds flow from operations ($/Boe)	34.15	10.73	26.10	17.05

Paramount’s second quarter funds flow from operations increased in 2008 to $46.3 million from $18.0 million in 2007.  Funds flow from operations for the six months ended June 30, 2008 increased to $70.5 million from $56.0 million in 2007. The increases were primarily due to higher realized commodity prices and lower interest expense offset by higher settlements of financial commodity contracts in 2008.

The variances in funds flow from operations between 2007 and 2008 are summarized as follows:

	Three Months Ended	Six Months Ended
($ millions)	June 30	June 30
Funds Flow From Operations - 2007	18.0	56.0
Favourable (unfavourable) variance

Petroleum and natural gas sales	22.1	20.2
Settlements of financial commodity contracts	(13.4)	(32.7)
Royalties	(1.4)	(1.5)
Operating and transportation expense	5.5	3.8
General and administrative expense	2.7	3.2
Stock-based compensation expense	(1.4)	(1.6)
Interest expense	11.3	19.9
Distributions from equity investments	0.4	(0.1)
Other income	1.1	3.1
Other	1.4	0.2
Total variance	28.3	14.5
Funds Flow From Operations - 2008	46.3	70.5

Net Earnings (Loss)

The variances in net earnings (loss) between 2007 and 2008 are summarized as follows:

	Three Months Ended	Six Months Ended
($ millions)	June 30	June 30
Net Earnings- 2007	671.0	654.9
Favourable (unfavourable) variance

Impact of variances in funds flow from operations	28.3	14.5
Financial commodity contracts – net of settlements	(42.3)	(36.5)
Gain on sale of investments	(528.7)	(528.7)
Stock-based compensation	(6.0)	(15.6)
Depletion, depreciation and accretion	10.4	15.8
Dry hole	–	42.3
Gain or loss on sale of property, plant and equipment	(282.4)	(283.0)
Income from equity investments	(18.2)	(47.1)
Non-controlling interest	(1.1)	(11.6)
Unrealized foreign exchange	(24.1)	(29.3)
Future income tax	162.8	152.6
Other	(1.6)	1.8
Total variance	(702.9)	(724.8)
Net Loss- 2008	(31.9)	(69.9)

Second quarter earnings in 2007 included the gains on disposal of shares of North American and properties in the Surmont area. Earnings for the three and six months ended June 30, 2007 also include MGM Energy’s net loss of $5.8 million and $30.8 million, respectively. MGM Energy’s results of operations were consolidated with Paramount’s until May 29, 2007.

Principal Properties

Netbacks and Segment Earnings (Loss)

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007

Revenue	102.9	80.9	179.9	159.7
Royalties	(15.5)	(14.1)	(28.8)	(27.3)
Operating expenses	(15.9)	(20.9)	(40.9)	(43.9)
Transportation expenses	(3.7)	(4.2)	(7.7)	(8.5)
Netback	67.8	41.7	102.5	80.0
Settlements of financial commodity contracts	(12.9)	0.5	(15.1)	17.7
Netback including settlements of commodity contracts	54.9	42.2	87.4	97.7
Other Principal Property items (see below)	(75.5)	(29.5)	(125.2)	(92.4)
Segment earnings (loss)	(20.6)	12.7	(37.8)	5.3

Revenue

	Three Months Ended June 30			Six Months Ended June 30
($ millions)	2008	2007	% Change	2008	2007	% Change
Natural gas sales	64.9	60.1	8	110.9	119.0	(7)
Oil and NGLs sales	38.0	20.8	83	69.0	40.7	70
Total	102.9	80.9	27	179.9	159.7	13

Revenue for the second quarter of 2008 from natural gas, oil and NGLs sales was $102.9 million, an increase of 27 percent from 2007 due primarily to the impact of higher prices, partially offset by lower sales volumes. Similarly, revenue for the six month period ended June 30, 2008 increased to $179.9 million from $159.7 million in 2007 due to higher prices partially offset by lower sales volumes.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue for the three and six months ended June 30, 2008 are as follows:

Three Months

($ millions)	Natural gas	Oil and NGLs	Total
Three months ended June 30, 2007	60.1	20.8	80.9
Effect of changes in prices	19.6	16.8	36.4
Effect of changes in sales volumes	(14.8)	0.4	(14.4)
Three months ended June 30, 2008	64.9	38.0	102.9

Six Months

($ millions)	Natural gas	Oil and NGLs	Total
Six months ended June 30, 2007	119.0	40.7	159.7
Effect of changes in prices	19.4	26.5	45.9
Effect of changes in sales volumes	(27.5)	1.8	(25.7)
Six months ended June 30, 2008	110.9	69.0	179.9

Sales Volumes

	Three months ended June 30
	2008			2007			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	19.3	567	3,782	26.5	523	4,937	(7.2)	44	(1,155)
Grande Prairie	13.1	582	2,769	12.7	673	2,791	0.4	(91)	(22)
Northern	19.8	872	4,166	29.3	963	5,841	(9.5)	(91)	(1,675)
Southern	14.4	1,590	3,991	19.8	1,401	4,713	(5.4)	189	(722)
Other	1.1	–	187	1.2	1	198	(0.1)	(1)	(11)
Total	67.7	3,611	14,895	89.5	3,561	118,480	(21.8)	50	(3,585)

Second quarter average daily natural gas sales volumes decreased to 67.7 MMcf/d in 2008 compared to 89.5 MMcf/d in 2007. The decrease was primarily a result of production declines in Northern at Bistcho and Cameron Hills as well as the shut-in of the Maxhamish facility in October 2007 and Liard West in March of 2008. Production increases from new wells in Kaybob were more than offset by normal production declines as Kaybob’s 2008 capital spending was lower compared to 2007. Other decreases included the impacts of property sales in Southern. Grande Prairie’s volumes include a one time increase of approximately 2.6 MMcf/d related to the resolution of a dispute regarding the payout status of a well.

Second quarter average daily crude oil and NGLs sales volumes increased to 3,611 Bbl/d in 2008 compared to 3,561 Bbl/d in 2007 primarily as a result of Paramount’s North Dakota oil program. In addition, Grande Prairie’s 2008 volumes include a one time increase of approximately 80 Bbl/d related to the resolution of the payout dispute. These increases were partially offset by natural declines and facility shut-ins in Northern and normal declines in Grande Prairie.

	Six months ended June 30
	2008			2007			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	19.8	668	3,963	24.2	465	4,495	(4.4)	203	(532)
Grande Prairie	11.0	636	2,465	13.1	778	2,961	(2.1)	(142)	(496)
Northern	19.6	816	4,074	28.3	976	5,689	(8.7)	(160)	(1,615)
Southern	15.0	1,588	4,087	20.1	1,379	4,719	(5.1)	209	(632)
Other	1.3	3	246	1.6	–	265	(0.3)	3	(19)
Total	66.7	3,711	14,835	87.3	3,598	1 18,129	(20.6)	113	(3,294)

Volume variances for the six month period ended June 30, 2008 compared to June 30, 2007 are generally consistent with those for the three month period.

During the second quarter, Paramount initiated a process to explore the sale of properties in the Cameron Hills, Bistcho Lake, Negus, and Larne areas in Alberta and the Northwest Territories. Second quarter production from these properties was approximately 3,100 Boe/d. On July 29, 2008, the initial bidding process closed, Paramount is presently evaluating the bidding results. In addition, Paramount continues to investigate the potential sale of other non-core properties.

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	% Change	2008	2007	% Change
Natural Gas
New York Mercantile Exchange (US$/MMbtu)	10.93	7.55	45	9.48	7.16	32
AECO (Cdn$/GJ)	8.87	6.99	27	7.82	7.03	11
Crude Oil
West Texas Intermediate (US$/Bbl)	123.98	65.03	91	110.94	61.65	80
Edmonton par (Cdn$/Bbl)	126.25	72.62	74	112.19	70.19	60
Foreign Exchange
Cdn$/1US$	1.010	1.098	(8)	1.007	1.135	(11)

Average Realized Prices

	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	% Change	2008	2007	% Change
Natural gas ($/Mcf)	10.54	7.35	43	9.13	7.53	21
Oil and NGLs ($/Bbl)	115.55	64.66	79	102.14	62.74	63
Total ($/Boe)	75.92	48.08	58	66.62	48.67	37

Paramount’s second quarter average realized natural gas price for 2008, before settlements of financial commodity contracts, was $10.54/Mcf compared to $7.35/Mcf in 2007. Paramount’s average realized natural gas price is based on prices received at the various markets in which it sells natural gas. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, Eastern Canadian markets, and California markets. Paramount’s natural gas production is sold in a combination of daily and monthly contracts.

Second quarter average realized oil and NGLs price for 2008, before settlements of financial commodity contracts, increased to $115.55/Bbl compared to $64.66/Bbl in 2007.  Paramount's Canadian oil and NGLs sales portfolio primarily consists of sales priced relative to Edmonton Par, adjusted for transportation and quality differentials. Paramount’s United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate crude oil prices.

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to reduce exposure to commodity price volatility. The financial instruments have not been designated as hedges, and as a result changes in the fair value of these contracts are recognized in earnings.

Settlements of financial commodity contracts were as follows:

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as noted)	2008	2007	2008	2007
(Paid) received on settlement
Gas contracts	(6.8)	–	(6.8)	15.2
Crude contracts	(6.1)	0.5	(8.3)	2.5
Total	(12.9)	0.5	(15.1)	17.7
$/Boe	(9.52)	0.30	(5.61)	5.39

At June 30, 2008, Paramount had the following commodity contracts outstanding:

($ millions, except as noted)	Total Notional	Average Price	Fair Value	Remaining Term

Gas - NYMEX	40,000 MMbtu/d	Fixed - US$9.07/MMbtu	(21.3)	July 2008 - October 2008
Gas - NYMEX	20,000 MMbtu/d	Fixed - US$9.99/MMbtu	(12.4)	November 2008 - March 2009
Gas - AECO	20,000 GJ/d	Fixed - CAD $9.50/GJ	(8.2)	November 2008 - March 2009
Crude - WTI	2,000 Bbl/d	Fixed - US$90.40/Bbl	(18.8)	July 2008 - December 2008
Crude - WTI	1,000 Bbl/d	Fixed - US$133.65/Bbl	(2.5)	January 2009 - December 2009
			(63.2)

As at August 6, 2008, the estimated fair value of the remaining outstanding commodity contracts was a gain of $2.4 million.

Paramount also has a long-term physical contract to sell 3,400 GJ/d of natural gas at a fixed price of $2.52/GJ plus an escalation factor, expiring in 2011.

Royalties

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as noted)	2008	2007	2008	2007
Natural gas	9.4	10.7	18.0	20.1
Oil and NGLs	6.1	3.4	10.8	7.2
Total	15.5	14.1	28.8	27.3
$/Boe	11.43	8.38	10.66	8.30
Royalty rate (%)	15.1	17.4	16.0	17.1

Second quarter royalties increased to $15.5 million in 2008 compared to $14.1 million in 2007. Paramount’s natural gas royalties decreased by 12 percent, and includes the impacts of higher annual gas cost allowance adjustments and higher custom processing credits. Oil and NGLs royalties increased by 80 percent due to price and production increases.

The impact of changes in revenue and royalty rates on royalty expense for the three and six months ended June 30, 2008 is as follows:

($ millions)	Total
Three months ended June 30, 2007	14.1
Effect of changes in revenue	3.8
Effect of changes in royalty rates	(2.4)
Three months ended June 30, 2008	15.5

($ millions)	Total
Six months ended June 30, 2007	27.3
Effect of changes in revenue	3.4
Effect of changes in royalty rates	(1.9)
Six months ended June 30, 2008	28.8

Operating Expense

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as noted)	2008	2007	% Change	2008	2007	% Change
Operating expense	15.9	20.9	(24)	40.9	43.9	(7)
$/Boe	11.74	12.42	(5)	15.12	13.41	13

Operating expenses in the second quarter of 2008 decreased 24 percent to $15.9 million compared to $20.9 million in 2007. The decrease is primarily due to asset dispositions in Northern, plant equalizations in Kaybob and overall lower volumes. Operating expenses have increased in Southern consistent with production increases. Operating expenses for the six month period include higher first quarter operating costs associated with Northern.

Transportation Expense

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as noted)	2008	2007	% Change	2008	2007	% Change
Transportation expense	3.7	4.2	(12)	7.7	8.5	(9)
$/Boe	2.73	2.49	10	2.86	2.58	11

Second quarter transportation expense decreased to $3.7 million in 2008 compared to $4.2 million in 2007, primarily as a result of lower volumes, particularly in Northern. Transportation costs per Boe increased in the current year due to the impacts of less production volume over fixed costs.

Per Unit Netbacks

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Natural gas ($/Mcf)
Revenue	10.54	7.35	9.13	7.53
Royalties	(1.52)	(1.31)	(1.48)	(1.27)
Operating expenses	(1.86)	(2.02)	(2.59)	(2.21)
Transportation	(0.55)	(0.51)	(0.57)	(0.52)
Netback	6.61	3.51	4.49	3.53
Settlements of financial commodity contracts	(1.11)	–	(0.56)	0.96
Netback including settlements of financial commodity contracts	5.50	3.51	3.93	4.49

Conventional oil ($/Bbl)
Revenue	117.09	65.91	103.00	62.73
Royalties	(18.56)	(11.42)	(15.09)	(10.38)
Operating expenses	(13.59)	(14.00)	(14.05)	(14.82)
Transportation	(1.13)	(0.94)	(1.25)	(0.80)
Netback	83.81	39.55	72.61	36.73
Settlements of financial commodity contracts	(24.34)	1.91	(16.27)	4.73
Netback including settlements of financial commodity contracts	59.47	41.46	56.34	41.46

Natural gas liquids ($/Bbl)
Revenue	110.73	64.47	99.48	65.15
Royalties	(19.03)	(7.02)	(18.58)	(13.45)
Operating expenses	(13.03)	(12.13)	(13.59)	(11.13)
Transportation	(0.07)	(1.10)	(0.95)	(1.20)
Netback	78.60	44.22	66.36	39.37

All products ($/Boe)
Revenue	75.92	48.08	66.62	48.67
Royalties	(11.43)	(8.38)	(10.66)	(8.30)
Operating expenses	(11.74)	(12.42)	(15.12)	(13.41)
Transportation	(2.73)	(2.49)	(2.86)	(2.58)
Netback	50.02	24.79	37.98	24.38
Settlements of financial commodity contracts	(9.52)	0.30	(5.61)	5.39
Netback including settlements of financial commodity contracts	40.50	25.09	32.37	29.77

Other Principal Property Items

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007
Depletion, depreciation and accretion	30.1	41.1	57.2	74.2
Exploration	1.6	1.6	5.4	4.2
Dry hole	–	–	5.3	7.8
Loss (gain) on sale of property plant and equipment	0.3	(11.2)	0.8	(11.2)
Commodity contracts – net of settlements	43.4	1.1	56.2	19.8
Other items	0.1	(3.1)	0.3	(2.4)
Total	75.5	29.5	125.2	92.4

Depletion, depreciation and accretion expense (“DD&A expense”) for the second quarter of 2008 decreased to $30.1 million or $22.20/Boe compared to $41.1 million or $24.44/Boe in 2007. The decrease in DD&A expense is primarily a result of lower production and lower per-unit depletion rates.  The commodity contract losses are unrealized and relate to future production periods.

Strategic Investments

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007
Income (loss) from equity investments	(5.9)	540.9	(18.6)	557.1
Exploration	–	(1.0)	–	(3.6)
Dry hole	–	–	–	(39.8)
Other expenses	(0.8)	(2.1)	(1.9)	(4.8)
Other income	1.0	271.4	1.4	271.4
Non-controlling interest	–	1.0	–	11.4
Segment Earnings (Loss)	(5.7)	810.2	(19.1)	791.7

Strategic Investments at June 30, 2008 include the following:

▪

investments in Trilogy, MGM Energy, Nuloch, and Paxton;

▪

oil sands investments, including shares in MEG Energy and carbonate bitumen land holdings; and

▪

drilling rigs in the United States operated by Paramount’s wholly owned subsidiary, Paramount Drilling U.S. LLC (“Paramount Drilling”).

MEG Energy is a private company focused on oil sands development in the Athabasca region of Alberta. MEG Energy owns a 100 percent working interest in over 750 square miles of oil sands leases including 80 contiguous square miles of oil sands leases in the Christina Lake area.

Paxton is a private company, developing technology to capture greenhouse gas for improved hydrocarbon recovery and power generation where bitumen based fuels are economically available. Nuloch is a TSX Venture listed oil and gas company with properties in Alberta and Southeast Saskatchewan.

Paramount Drilling owns and operates two rigs in North Dakota, used for Paramount’s US operations.

Second quarter income from equity investments includes an equity loss of $5.0 million from Trilogy. Income from equity investments for the six months ended June 30, 2008 includes equity losses of $5.3 million from Trilogy and $8.9 million from MGM Energy, in addition to a $4.5 million dilution loss from MGM Energy. Prior year income from equity investments included the gain on disposal of shares of North American of $528.6 million.

Other income for 2008 consists primarily of the net margin related to drilling services performed for third parties by Paramount Drilling. Other income for 2007 included the gain on disposal of properties in the Surmont area of $271.0 million.

Until May 29, 2007, Paramount owned greater than 50 percent of MGM Energy’s common shares and the results of operations and cash-flows of MGM Energy were consolidated in the financial results of Paramount. Subsequent to May 29, 2007, Paramount accounts for its investment in MGM Energy using the equity method. Prior to the January 12, 2007 spin-out of MGM Energy, the Mackenzie Delta and other Northern assets spun-out to MGM Energy were included in the Strategic Investment segment.

Dry hole and exploration expenses for 2007 related to MGM Energy’s 2006/2007 winter drilling program.

Corporate

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007
General and administrative	6.5	7.8	14.2	14.4
Stock-based compensation	10.3	2.7	13.9	(4.1)
Interest and financing charges	2.4	14.4	5.1	25.9
Foreign exchange (gain) loss	0.3	(21.7)	2.4	(24.7)
Other expenses	0.5	0.3	2.2	0.6
Other income	(0.5)	(0.5)	(2.4)	(0.2)
Corporate costs	19.5	3.0	35.4	11.9

Second quarter Corporate segment net costs totalled $19.5 million in 2008 compared $3.0 million in 2007. The cost increase was primarily related to foreign exchange gains in 2007 and the impacts of higher stock based compensation in 2008.

General and administrative expense decreased in 2008 primarily due to lower employee related costs.

Interest and financing charges for the second quarter 2008 were $2.4 million compared to $14.4 million in 2007, as Paramount had lower average debt levels in the second quarter of 2008 compared to 2007. Foreign exchange gains and losses primarily result from US denominated debt partially offset by the foreign exchange collar.  During 2007, Paramount had higher levels of US denominated debt exposed to foreign exchange rate changes.

Other income includes interest income earned on short-term investments and cash balances.

Capital Expenditures

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007
Geological and geophysical	1.6	1.7	5.3	6.3
Drilling and completions	8.9	8.1	56.4	91.6
Production equipment and facilities	–	17.2	12.9	67.5
Exploration and development expenditures	10.5	27.0	74.6	165.4
Land and property acquisitions	1.8	3.2	4.0	10.0
Cash proceeds on dispositions	(6.2)	(13.8)	(12.6)	(14.8)
Principal Properties	6.1	16.4	66.0	160.6
Strategic Investments -net	5.1	(66.3)	5.1	(23.9)
Corporate	0.5	0.3	0.7	0.5
Net capital expenditures	11.7	(49.6)	71.8	137.2

Exploration and development expenditures for the six month period ended June 30, 2008 totalled $74.6 million compared to $165.4 million in 2007. Second quarter activities were focused on Southern’s North Dakota oil program. Second quarter activities within the other COU’s were minimal due to limited seasonal access. During the second quarter, Kaybob received regulatory approval to downspace to four wells per section on 62 sections of land. As a result, Paramount’s 2008 exploration and development budget has been increased to $150 million from $130 million. Other capital spending for the remainder of the year will be directed at the North Dakota oil program and to a lesser extent Grande Prairie. Northern’s capital program is substantially complete for 2008. Current year dispositions include facilities and property in Northern and Southern as part of Paramount’s strategy to divest of non-core assets.

Strategic Investments capital expenditures for 2008 consist of land acquisitions. Prior year Strategic Investment capital expenditures included spending related to oil sands projects, MGM Energy and drilling rigs net of the Surmont sale proceeds.

Wells drilled are as follows:

	Three Months Ended June 30				Six Months Ended June 30
(wells drilled)	2008		2007		2008		2007
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Gas	4	1	1	1	20	10	49	32
Oil	4	3	–	–	14	9	9	5
Oil sands evaluation	–	–	–	–	–	–	43	43
Dry & Abandoned (3)	–	–	–	–	2	1	4	3
Total	8	4	1	1	36	20	105	83

(1) Gross wells is the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2) Net wells is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

(3) Dry & Abandoned for 2007 includes two (2.0 net) wells drilled by MGM Energy.

Liquidity and Capital Resources

($ millions)	June 30, 2008	December 31, 2007	Change
Working capital deficit (surplus) (1)	(46.9)	(152.0) (2)	105.1
Credit facility	–	–	–
US Senior Notes (3)	94.9	136.5	(41.6)
Net debt	48.0	(15.5)	63.5
Share capital	306.4	313.8	(7.4)
Contributed surplus	1.9	1.4	0.5
Retained earnings	523.5	593.5	(70.0)
Accumulated other comprehensive income	7.9	–	7.9
Total	887.7	893.2	(5.5)

(1)

Excludes risk management assets and liabilities and stock based compensation liabilities.

(2)

Includes reclassification of other available for sale investments from short-term to long-term assets of $0.9 million.

(3)

Excludes unamortized financing fees.

Working Capital

Paramount’s working capital surplus (excluding risk management assets and liabilities and stock based compensation liabilities) at June 30, 2008 was $46.9 million compared to $152.0 million at December 31, 2007. Included in working capital at June 30, 2008 was $46.2 million in cash and cash equivalents. The decrease in working capital is primarily due to capital spending, repurchases of US Senior Notes, and investments in Trilogy, Nuloch, and Paxton.

Paramount expects to finance the remainder of its 2008 operations, contractual obligations, and capital expenditures from its existing cash and cash equivalents, funds flow from operations, and from available borrowing capacity, if required.

Bank Credit Facility

During the second quarter, Paramount renewed its credit agreement and extended the revolving term to April 29, 2009. Both the gross and net borrowing base were adjusted to $150 million. At Paramount’s request, the banking syndicate’s commitment to lend up to $125 million remains unchanged. As of June 30, 2008, no balances were drawn on the credit facility; however, Paramount had undrawn letters of credit outstanding totalling $15.4 million that reduce the amount available to the Company under the credit facility.

US Senior Notes

During the first quarter of 2008, Paramount made open market purchases of US$45.0 million principal amount of 8.5% US Senior Notes reducing the outstanding balance to US$93.2 million (CAD$ 94.9 million) at June 30, 2008 from the original balance of US$213.6 million. Paramount may re-market the purchased debt at its discretion.

Share Capital

On May 6, 2008, the Company’s Normal Course Issuer Bid (“NCIB”) expired. Purchases of 3,304,926 Common Shares for $55.0 million were made under the NCIB, representing 4.7 percent of the Common Shares outstanding when the original NCIB was approved.

At July 31, 2008, Paramount had 67,749,124 Common Shares outstanding, 5,824,200 Stock Options (with each entitling the holder to acquire one Common Share) outstanding (769,500 exercisable) and 88,000 Holdco options outstanding (42,500 exercisable).

Quarterly Information

	2008		2007				2006
($ millions, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Petroleum and natural gas Petroleum and Natural Gas Sales	102.9	77.0	61.8	61.9	80.9	78.8	73.1	77.9

Net earnings (loss)	(31.9)	(38.0)	(156.5)	(82.2)	671.0	(16.1)	(159.6)	22.2
per share - basic ($/share)	(0.47)	(0.56)	(2.29)	(1.17)	9.46	(0.23)	(2.32)	0.33
per share - diluted ($/share)	(0.47)	(0.56)	(2.29)	(1.17)	9.34	(0.23)	(2.32)	0.32

Funds flow from operations	46.3	24.2	22.9(1)	21.7	18.0	37.9(1)	26.1	37.3
per share - diluted ($/share)	0.68	0.36	0.33	0.31	0.25	0.54	0.38	0.54

Sales volumes
Natural gas (MMcf/d)	67.7	65.8	67.6	73.5	89.5	84.8	79.0	81.4
Oil and NGLs (Bbl/d)	3,611	3,811	2,984	3,977	3,561	3,636	3,937	3,901
Total (Boe/d)	14,895	14,775	14,248	16,231	18,480	17,773	17,104	17,471

Average realized price
Natural gas ($/Mcf)	10.54	7.68	6.43	5.31	7.35	7.72	7.20	7.07
Oil and NGLs ($/Bbl)	115.55	89.44	79.77	70.99	64.66	60.84	57.47	69.32

(1) Includes reclassification of FX collar to conform to current year’s presentation

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

Second quarter 2008 earnings include $5.9 million of equity investment losses and mark-to-market losses of $56.4 million on financial commodity contracts.

First quarter 2008 earnings include $12.7 million of equity investment losses primarily related to MGM Energy and mark-to-market losses of $15.0 million on financial commodity contracts.

Fourth quarter 2007 earnings include a $192.4 million write-down of petroleum and natural gas properties, primarily related to natural gas producing properties.

Third quarter 2007 earnings include a write-down of petroleum and natural gas properties of $79.6 million related to Kaybob and Northern.

Second quarter 2007 earnings include a pre-tax $528.6 million gain on the sale of North American and a pre-tax gain of $282.2 million on the sale of property, plant and equipment, including $271.0 million related to the sale of the assets in the Surmont, Alberta area.

First quarter 2007 earnings include $47.6 million of dry hole expenses, including $39.8 million related to MGM Energy’s 2006/2007 drilling program and an $18.9 million future income tax recovery.

Fourth quarter 2006 earnings include a $182.5 million write-down of petroleum and natural gas properties.

Third quarter 2006 earnings include $24.2 million of financial instrument gains and a $14.7 million stock-based compensation recovery.

Subsequent Events

Subsequent to June 30, 2008 Paramount:

▪

Invested $12.3 million in 22.4 million common shares of MGM Energy, pursuant to MGM Energy’s July 2008 public offering. Paramount maintained a 16.7 percent equity ownership following the transaction.

▪

Sold non-core producing properties in Northeast Alberta for $9.0 million, before closing adjustments.

▪

Commenced construction of a third drilling rig expected to be in service in 2009.

▪

Extended the foreign exchange collar to January 29, 2009 with a notional amount of US$90.0 million, a floor of CDN$1.0550/USD and a ceiling of CDN$0.9949/USD.

Related Party Transactions

On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

Significant Equity Investees

The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized have been derived directly from the investees’ financial statements as at and for the periods ended June 30, 2008 and 2007, and do not include Paramount’s adjustments when applying the equity method of investment accounting. As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy and MGM Energy.

($ millions)	Trilogy		MGM Energy
As at June 30	2008	2007	2008	2007
Current assets	$ 75.1	$ 53.2	$ 26.7	$ 36.2
Long term assets	901.8	913.9	255.2	243.9
Current liabilities	155.9	85.6	10.5	7.3
Long term liabilities	488.0	467.7	1.7	3.1
Equity	333.0	413.8	269.7	269.7

Six months ended June 30	2008	2007	2008	2007
Revenue	$ 252.1	$ 84.7	$ 1.5	$ 0.7
Expenses	267.2	75.3	68.0	41.9
Tax expense (recovery)	3.0	–	(16.6)	(21.1)
Net Earnings (loss)	$ (18.1)	$ 9.4	$ (49.9)	$ (29.2)
Units/shares outstanding at June 30 (thousands)	96,210	92,566	128,944	35,226
Paramount’s equity interest at June 30 (1)	21.4%	16.2%	16.7%	20.2%

(1)

Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations.

Trilogy had 4.1 million trust unit options outstanding (0.2 million exercisable) at June 30, 2008 at exercise prices ranging from $6.65 to $23.95 per unit. MGM Energy had 7.5 million stock options outstanding (0.4 million exercisable) at June 30, 2008 at exercise prices averaging $4.81 per share.

Outlook Update

Paramount’s annual production guidance will be updated pending resolution of the process to explore the sale of certain properties in Northern and confirmation of sustained incremental production rates from Southern’s North Dakota drilling program.

Changes in Accounting Policies

Canadian GAAP

Effective January 1, 2008 the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation,” which combined replaced Section 3861 “Financial Instruments – Disclosures and Presentation”. Sections 3862 and 3863 require enhanced disclosure of financial instruments including the nature and extent of risks arising from financial instruments.

Effective January 1, 2008 the Company adopted CICA Handbook Section 1535 “Capital Disclosures”, requiring disclosure related to the Company’s objectives, policies, and processes for managing capital, including the extent of externally imposed capital requirements.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converged to International Financial Reporting Standards for fiscal years beginning on January 1, 2011. The Company is currently assessing the impacts of the convergence. A project team has been assembled to research, analyze and oversee the transition. The project team is in the process of identifying key differences as they relate to the Company.

Advisories

Forward-looking Statements

Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, capital expenditures, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  The following assumptions have been made, in addition to any other assumptions identified in this document:

▪

the ability of Paramount to obtain required capital to finance its operations;

▪

the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

▪

the ability of Paramount to market its oil and natural gas to current and new customers;

▪

the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

▪

the ability of Paramount and its partners to obtain drilling success consistent with expectations;

▪

the timely receipt of required regulatory approvals;

▪

currency, exchange and interest rates; and

▪

future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information.  These risks and uncertainties include but are not limited to:

▪

the ability of Paramount’s management to execute its business plan;

▪

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

▪

the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

risks inherent in Paramount's marketing operations, including credit risk;

▪

the uncertainty of reserves estimates and reserves life;

▪

the value and liquidity of Paramount’s investments and the returns on such investments;

▪

the uncertainty of estimates and projections relating to exploration and development costs and expenses;

▪

the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

▪

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

▪

the availability of future growth prospects and Paramount’s expected financial requirements;

▪

Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

▪

Paramount's ability to enter into or continue leases;

▪

health, safety and environmental risks;

▪

Paramount's ability to secure adequate product transportation and storage;

▪

imprecision in estimates of product sales and the anticipated revenues from such sales;

▪

the ability to add production and reserves through development and exploration activities;

▪

weather conditions;

▪

the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

▪

uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

▪

changes in taxation laws and regulations and the interpretation thereof;

▪

changes in environmental laws and regulations and the interpretation thereof;

▪

the cost of future abandonment activities and site restoration;

▪

the ability to obtain necessary regulatory approvals;

▪

risks associated with existing and potential future law suits and regulatory actions;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations;

▪

loss of the services of any of Paramount’s executive officers or key employees;

▪

the impact of market competition;

▪

general economic and business conditions; and

▪

other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

“Funds flow from operations” is used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations and refers to cash flows from operating activities before net changes in operating working capital.  “Netback” equals petroleum and natural gas sales less royalties, operating costs and transportation costs. Refer to the calculation of “Net debt” in the liquidity and capital resources section of this document. The calculation of net debt has been changed to exclude risk management assets and liabilities and stock based compensation liabilities because both are highly volatile and are settled in future periods. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.

Barrels of Oil Equivalent Conversions

This document contains disclosure expressed as “Boe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.